201 Daktronics Drive PO Box 5128
December 1, 2017	Brookings, SD 57006-5128
tel 800-843-5843 605-692-0200
fax 605-697-4700
via EDGAR and U.S. Mail	www.daktronics.com

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction
United States Securities and Exchange Commission
100 F Street, NE
Mail Stop 4631
Washington, DC 20549

Re:	Daktronics, Inc.
Form 10-K for the Fiscal Year Ended April 29, 2017
Filed June 9, 2017
Form 8-K
Filed September 15, 2017
File No. 0-23246
Dear Ms. Rocha:
We received your comment letter dated November 9, 2017 requesting explanations and information regarding the above-referenced Annual Report on Form 10-K for the fiscal year ended April 29, 2017 and Form 8-K filed on September 15, 2017. In response to your letter, we are providing the following explanations and information. We welcome comments you make on our filings, as our goal is to ensure that the filings are in accordance with all applicable rules and regulations. Each of your comments is included and numbered in the same order as in your letter and is followed by our response.

Form 10-K for the Fiscal Year Ended April 29, 2017
Statements of Operations, page 34

1.
Your disclosures on page 39 indicate that revenues from services exceeded 10% of net sales for the year ended April 29, 2017. In this regard, please separately present both revenue and costs of revenues from services pursuant to Rule 5-03 of Regulation S-X.

Response:

We evaluated Rule 5-03 of Regulation S-X and its application to our Form 10-K for our fiscal year ended April 29, 2017. Because this was the first year since we became a publicly held company that our services revenue exceeded 10% of our net sales, we do not have a history of services revenue exceeding 10% of our net sales, and we are not sure we will continue to have services revenue in excess of 10% of our net sales, we did not break out services revenue and cost of revenue. We will monitor our results and will separate services revenue and cost of revenue if our services revenue exceeds 10% in fiscal 2018 and future periods.
Form 8-K Filed September 15, 2017
Exhibit 16.1

Melissa N. Rocha
Senior Assistant Chief Accountant
Office of Manufacturing and Construction
United States Securities and Exchange Commission
December 1, 2017

1.
Pursuant to Item 304(a)(3) of Regulation S-K, it is not clear whether your former accountant agrees with the statements made. It would appear that your former accountant would have the basis to agree or disagree with at least the statements made in your second and third paragraphs of Item 4.01(a). Exhibit 16.1 indicates in one sentence that it is in agreement with the third paragraph and in another sentence indicates that the former accountant has no basis to agree or disagree with the statements made in the second and third paragraphs. As a result, it is not clear if they agree or disagree with the second and third paragraphs. Please amend your Form 8-K to provide a revised letter from your former accountant which clearly indicates whether they agree with the statement made in Item 4.01(a).

Response:

Ernst & Young LLP has provided an update clarifying their agreement with Item 4.01(a). We have filed a revised Form 8-K with a revised Exhibit 16.1 on December 1, 2017.
We appreciate the opportunity to respond to the Commission’s comments, and we would welcome any follow-up questions or concerns you may have after reviewing our responses. You may feel free to contact me directly at 605-692-0214. Also, please note that we have copied our securities attorney and auditors with this letter, as they are closely involved in reviewing our disclosures and reporting practices.
Sincerely,

/s/ Sheila M. Anderson
Sheila M. Anderson
Chief Financial Officer
(Principal Financial Officer and Principal Accounting Officer)

cc:	Reece A. Kurtenbach, President and CEO, Daktronics, Inc.
Michele D. Vaillancourt, Winthrop & Weinstine, P.A.
Mindy Dragisich, Ernst & Young LLP
Christopher A. Swanson, Deloitte & Touche LLP